SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               10 November, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results announcement made on 10 November, 2005





November 10, 2005


SECOND QUARTER AND HALF YEAR RESULTS TO SEPTEMBER 30, 2005

SECOND QUARTER HIGHLIGHTS


- Revenue of GBP4,822 million, up 5 per cent

- New wave revenue of GBP1,439 million, up 39 per cent

- Profit before taxation, specific items(1) and leaver costs of GBP596 million, up 7 per cent

- Earnings per share before specific items(1) of 5.0 pence, up 4 per cent

- Net debt(2) of GBP8,133 million, 3 per cent lower than previous year

- Broadband end users of 6.2 million at September 30, 2005, up 89 per cent

HALF YEAR HIGHLIGHTS

- Revenue of GBP9,605 million, up 5 per cent

- New wave revenue of GBP2,824 million, up 43 per cent

- Profit before taxation, specific items(1) and leaver costs of GBP1,113 million, up 3 per cent

- Earnings per share before specific items(1) of 9.5 pence, up 13 per cent

- Interim dividend of 4.3 pence per share, up 10 per cent


The income statement, cash flow statement and balance sheet, drawn up in accordance with IFRS, from which this information is extracted are set out on pages 13 to 19.

(1) Specific items are material one off or unusual items as defined in note 4 on page 23.
(2) Net debt is defined in note 9 on page 26.






Chairman's statement

Sir Christopher Bland, Chairman, commenting on the half year results said:

"The half year results show that we have delivered another good set of financial results and made further progress in transforming the business.

"I am pleased to report that we will be paying an interim dividend of 4.3 pence, up 10 per cent on last year, showing our commitment to improving shareholder returns and confidence about the future."


Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the second quarter results, said:
"The transformation of BT is right on track with the delivery of another successful quarter.

"Revenue has again grown by 5 per cent, with new wave revenues up 39 per cent. Earnings per share* has now grown for fourteen consecutive quarters and we are encouraged by the trend in underlying EBITDA. Our order book remains strong with networked IT services contract wins again being over GBP8 billion for the last twelve months. The settlement we have reached with Ofcom in the UK provides a foundation for certainty and clarity which will deliver further benefits to our retail and wholesale customers and shareholders.

"We are delivering value to our customers and shareholders through the transformation of the business."





* Before leaver costs and specific items which are material one off or unusual items as defined in note 4 on page 23.



                       RESULTS FOR THE SECOND QUARTER AND HALF YEAR
                                  TO SEPTEMBER 30, 2005

                           Second quarter             Half year
                        2005    2004   Better      2005    2004   Better (worse)
                        GBPm    GBPm   (worse)     GBPm    GBPm              %
                                            %
Revenue                4,822   4,602        5     9,605   9,169              5

EBITDA
- before specific
items and leaver
costs                  1,385   1,418       (2)    2,748   2,807             (2)
- before specific
items                  1,348   1,410       (4)    2,705   2,697              -

Profit before
taxation
- before specific
items and leaver
costs                    596     557        7     1,113   1,084              3
- before specific
items                    559     549        2     1,070     974             10
- after specific
items                    489     571      (14)      988     982              1

Earnings per share
- before specific
items and leaver
costs                    5.3p    4.8p      10       9.8p    9.3p             5
- before specific
items                    5.0p    4.8p       4       9.5p    8.4p            13
- after specific
items                    4.4p    5.0p     (12)      8.8p    8.6p             2

Capital expenditure      694     803       14     1,410   1,497              6

Free cash flow           503     594      (15)      377     751            (50)

Interim dividend                                    4.3p    3.9p            10

Net debt                                          8,133   8,373              3


The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 23.

The comparative results have been restated to reflect the requirements of IFRS which the group has adopted (see note 1).

The income statement, cash flow statement and balance sheet are provided on pages 13 to 19. A reconciliation of EBITDA to group operating profit is provided on page 28. A reconciliation of net debt is provided on page 27.

GROUP RESULTS

Revenue was 5 per cent higher at GBP4,822 million in the quarter with the continued strong growth of new wave revenue more than offsetting the decline in traditional revenue. Underlying revenue, adjusted for the acquisitions of Albacom and Infonet and mobile termination rate reductions, was 2.5 per cent higher than last year. Profit before taxation, specific items and leaver costs increased by 7 per cent to GBP596 million. Earnings per share before specific items increased by 4 per cent to 5.0 pence.

The strong growth in new wave revenue continued and at GBP1,439 million was 39 per cent higher than last year. New wave revenue accounted for 30 per cent of the group's revenue compared to 22 per cent in the second quarter of last year. New wave revenue is mainly generated from networked IT services, broadband and mobility. Networked IT services revenue grew by 31 per cent to GBP918 million, broadband revenue increased by 76 per cent to GBP350 million and mobility revenue increased by 33 per cent to GBP65 million. Excluding Albacom and Infonet, the organic growth in new wave revenue was 25 per cent.

Networked IT services contract wins were GBP0.8 billion in the second quarter. Total orders achieved over the last twelve months were GBP8.2 billion. BT had
6.2 million wholesale broadband connections at September 30, 2005, an increase of 89 per cent compared to last year. During the second quarter BT announced commercial trials of higher speed services of up to 8Mbit/s which are set to begin at the end of November at 25 exchanges initially with a view to product launch in Spring 2006.

Revenue from the group's traditional businesses declined by 5 per cent
(4 per cent excluding the impact of reductions to mobile termination rates and Albacom). This was a continuation of recent trends and reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services.

Consumer revenue in the second quarter was 5 per cent lower. New wave consumer revenue increased by 76 per cent, driven by the continuing growth of broadband. Traditional consumer revenue declined by 11 per cent year on year (10 per cent lower excluding the impact of reductions to mobile termination rates) reflecting the continued impact of Carrier Pre-Selection (CPS), wholesale line rental (WLR) and broadband substitution.

The underlying 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP253 declined by GBP1 compared to last quarter, with increased broadband volumes almost offsetting lower call revenues. Contracted revenues remained stable at 65 per cent compared to last quarter, 5 percentage points higher than last year.

Revenue from smaller and medium sized (SME) UK businesses declined by 7 per cent (5 per cent excluding the impact of reductions to mobile termination rates). New wave revenue grew by 13 per cent driven by continued growth in broadband and networked IT services. The number of BT Business Plan locations increased by 57 per cent against last year to 507,000 by September 30, 2005, an increase of 4 per cent in the quarter. BT Business Plan continues to grow successfully covering over 50 per cent of BT's SME call revenue.

Major corporate (UK and international) revenue showed strong growth of 15 per cent compared to the second quarter of last year, with strong growth in new wave revenue (34 per cent) more than offsetting the decline in traditional services. Excluding the impact of Albacom and Infonet, new wave revenue grew by 12 per cent. There is a continued migration from traditional voice only services to networked IT services and an increase in mobility and broadband revenue. New wave revenue now represents 55 per cent of all major corporate revenue.

Wholesale (UK and Global Carrier) revenue increased by 11 per cent (12 per cent excluding the impact of reductions to mobile termination rates and Albacom). UK Wholesale new wave revenue increased by 63 per cent to GBP240 million, mainly driven by broadband and managed services.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated UK consumer market share declined by 1.6 percentage points compared to last quarter to around 59 per cent whilst the estimated business market share remained at around 41 per cent.

Group operating costs before specific items increased by 7 per cent year on year to GBP4,219 million, including the costs from Albacom and Infonet. Net staff costs before leaver costs increased by GBP143 million to GBP1,002 million due mainly to the acquisitions of Albacom and Infonet and additional staff resulting from growth in networked IT services and increased levels of activity in the network. Leaver costs were GBP37 million in the quarter (GBP8 million last year). Payments to other telecommunication operators declined by 3 per cent year on year at GBP939 million with the reduction in mobile termination rates partially offset by the impact of Albacom and Infonet. Other operating costs before specific items increased by GBP130 million mainly due to increased costs of sales from both organic and inorganic growth in networked IT services. These were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation decreased by 2 per cent year on year to GBP692 million.

EBITDA before specific items and leaver costs decreased by 2 per cent. This includes the effect of the GBP15 million profit on property disposals recognised in the prior year. Group operating profit before specific items and leaver costs decreased by 3 per cent to GBP693 million.

Net finance costs were GBP100 million, an improvement of GBP54 million against last year. This includes the effect of a GBP31 million net gain arising from the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond. In addition, net finance income associated with the group's defined benefit pension scheme was GBP15 million higher than the prior year.

Profit before taxation and specific items increased by 2 per cent to GBP559 million.

The effective tax rate on the profit before specific items was 24.9 per cent (26.0 per cent last year). The effective tax rate reflects tax efficient investment of surplus cash and continued improvements in the tax efficiency within the group.

Earnings per share before specific items increased by 4 per cent to 5.0 pence, and increased by 10 per cent before specific items and leaver costs.

Specific items

A provision of GBP70 million has been recognised in the quarter relating to the incremental and directly attributable costs to create a new line of business, called Openreach, required under the legal undertakings agreed with Ofcom. There will also be capital expenditure required to deliver equivalent systems and processes, a significant element of which will be absorbed within existing capital programmes.

Earnings per share after specific items were 4.4 pence in the quarter (5.0 pence last year). Specific items are defined in note 4 on page 23.

Cash flow and net debt

Net cash from operating activities in the second quarter amounted to GBP1,263 million compared to GBP1,414 million last year. This reduction was primarily a result of the normalisation of tax payments following low tax payments in the prior year.

Cash flows from investing activities were a net cash inflow of GBP120 million in the second quarter compared to an outflow of GBP373 million last year. This reflects the cash inflow upon maturity of certain short term investments, the majority of which was used to fund the dividend payment of GBP540 million made in the quarter. The net cash outflow from capital expenditure, net of disposal proceeds, amounted to GBP671 million in the quarter compared to GBP726 million last year.

Cash flows from financing activities were a net outflow of GBP785 million in the second quarter compared to GBP771 million last year.

Free cash flow was a net inflow of GBP503 million in the second quarter (GBP594 million last year). The share buyback programme continued with the repurchase of 45 million shares for GBP102 million in the quarter. Net debt was GBP8,133 million at September 30, 2005, GBP240 million below the level at September 30, 2004. Free cash flow and net debt are defined in notes 8 and 9 on pages 25 to 27.

Pensions

The IAS 19 pension obligation position at September 30, 2005 was a deficit of GBP2.6 billion, net of tax, being a reduction of GBP0.8 billion since March 31, 2005.

21st Century Network

BT's work on preparing for the implementation of the 21st Century Network progressed during the quarter. BT is working on concluding the contractual agreements with eight preferred suppliers to build a converged core network. BT is auditing sites nationally, and is working to put in place a world class inventory management system to prepare for the installation of equipment from preferred suppliers. This process has already been completed in the Cardiff area, which will see the first live implementation of 21CN in the second half of 2006. The plan for national rollout is being discussed with industry through the communication forum, Consult21, and agreement is expected around the end of the current financial year. Trials for delivery of services over 21CN are continuing using equipment from BT's preferred suppliers.

Telecommunications Strategic Review

During the second quarter a final settlement was reached with Ofcom following the conclusion of the Telecommunications Strategic Review. Their acceptance of legally binding undertakings offered by BT provides a foundation for certainty and clarity which will deliver further benefits to retail and wholesale customers and shareholders.

As part of the settlement BT has agreed to create a new line of business called Openreach. This line of business will ensure all service providers have transparent and equal access to the nationwide local BT network.

Shareholder distributions

An interim dividend of 4.3 pence per share, an increase of 10 per cent on last year, will be paid on February 13, 2006 to shareholders on the register on December 30, 2005. The ex dividend date is December 28, 2005. In the first half year 55 million shares were repurchased for GBP123 million under the group's share buyback programme.

Prospects

The strategy is working well and we continue to deliver our key strategic goals. Our traditional business continues to operate in what remains a challenging environment. Our new wave businesses show strong growth both in the UK and internationally. We expect to continue to see the benefits from our investment in new wave activities and cost transformation plans.

Line of business results

We reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.

The main changes are firstly, the transfer of BT's UK Major Business operations into BT Global Services from BT Retail. Secondly, Field Services have moved from BT Retail to BT Wholesale, in anticipation of the creation of Openreach.
____________________________________________________________________________

The half year report, which contains the independent review report of the auditors, will be advertised in The Times on November 11, 2005.
The third quarter results are expected to be announced on February 9, 2006.

BT Retail

                       Second quarter ended September 30         Half year
                                                                 ended
                                                                 September 30
                      --------------------------------------    ----------------
                        2005    2004*      Better (worse)         2005    2004*
                        GBPm    GBPm        GBPm         %        GBPm    GBPm
Revenue                2,136   2,221         (85)       (4)      4,255   4,420
                       -----   -----                             -----   -----
Gross margin             586     579           7         1       1,149   1,161
Sales, general and
administration costs     380     388           8         2         770     787
                       -----   -----                             -----   -----
EBITDA                   206     191          15         8         379     374
Depreciation and
amortisation              39      38          (1)       (3)         73      76
Operating profit         167     153          14         9         306     298
                       =====   =====                             =====   =====
EBITDA before leaver
costs                    208     193          15         8         384     382
Operating profit
before leaver costs      169     155          14         9         311     306
                       =====   =====                             =====   =====
Capital expenditure       33      41           8        20          68      72
                       =====   =====                             =====   =====

*Restated to reflect changes in intra-group trading arrangements.

BT Retail's EBITDA was 8 per cent higher than last year, reversing the trend of recent quarters. Gross margin increased by 1.3 percentage points, and coupled with a reduction in SG&A costs, more than compensated for the 4 per cent decline in revenues (3 per cent excluding the impact of reductions to mobile termination rates).

New wave revenue grew by 41 per cent but was more than offset by the traditional revenue decline of 9 per cent. New wave revenue accounted for 15 per cent of total revenue in the quarter, up from 10 per cent last year.

Revenue from traditional services was 9 per cent lower than last year
(8 per cent excluding the impact of reductions to mobile termination rates). The reduction includes the effects of continued high levels of migration to new wave services such as broadband, which is reflected in a fall of over 40 per cent in dial up internet minutes and a reduction in ISDN lines. In addition, there has been an estimated 3 per cent decline in the overall fixed to fixed calls market and a reduction in market share from competitive pressure.

BT Privacy, a service to address the problem of unwanted calls by giving customers greater control over the calls they receive, was launched on 1st July with more than 1.8 million customers already registered.

Broadband revenue grew by 57 per cent to GBP179 million. The growth of broadband continues with 2,111,000 BT Retail connections at September 30, 2005, an increase of 9 per cent in the quarter. Net additions of 171,000 resulted in a 27 per cent share of the BT Wholesale broadband DSL additions in the quarter. Our programme to upgrade customers to high speed services at no extra cost continues with a further 500,000 business and consumer customers upgraded to speeds of up to 2Mbit/s in the quarter. BT Retail has now upgraded in excess of one million customers in total.

Revenue from mobility services increased by 65 per cent year on year to GBP38 million. In June we launched BT Fusion, the world's first seamless combined fixed and mobile communications service on a single handset. Over 20,000 registrations have been received on www.btfusion.bt.com and sales activity to this group commenced at the end of September. We will shortly offer this service to BT Broadband customers followed by a more general marketing campaign. Additional handset choices will be available next year.

Revenue for BT Directories increased by 50 per cent to GBP24 million as the take up of full colour adverts and Phonebook Online grows. BT Conferencing increased revenues by over 20 per cent, and is Europe's number one conferencing business.

Overall the gross margin percentage increased by 1.3 percentage points due to greater network efficiency and maturity of broadband products.

Cost transformation programmes contributed to SG&A savings of GBP8 million. Overall these results led to an improvement in operating profit in the quarter to GBP167 million which is 9 per cent higher than last year.

BT Wholesale

                      Second quarter ended September 30         Half year
                                                                ended
                                                                September 30
                      --------------------------------------    ----------------
                       2005    2004*      Better (worse)         2005     2004*
                       GBPm    GBPm        GBPm         %        GBPm     GBPm
External revenue      1,024     952          72         8       2,045    1,893
Internal revenue      1,254   1,311         (57)       (4)      2,537    2,643
                      -----   -----                             -----    -----
Revenue               2,278   2,263          15         1       4,582    4,536
Variable cost of
sales                   527     556          29         5       1,083    1,109
                      -----   -----                             -----    -----
Gross variable profit 1,751   1,707          44         3       3,499    3,427
Network and SG&A
costs                   789     742         (47)       (6)      1,544    1,531
                      -----   -----                             -----    -----
EBITDA                  962     965          (3)        -       1,955    1,896
Depreciation and
amortisation            462     477          15         3         919      956
                      -----   -----                             -----    -----
Operating profit        500     488          12         2       1,036      940
                      =====   =====                             =====    =====
EBITDA before leaver
costs                   968     965           3         -       1,961    1,954
                      =====   =====                             =====    =====
Operating profit
before leaver costs     506     488          18         4       1,042      998

                      =====   =====                             =====    =====

Capital expenditure     444     548         104        19         931    1,025
                      =====   =====                             =====    =====

*Restated to reflect changes in intra-group trading arrangements.

BT Wholesale revenue of GBP2,278 million increased by 1 per cent driven by external revenue growth of 8 per cent (14 per cent excluding the impact of regulatory reductions to mobile termination rates). The growth continues to be driven by new wave services, mainly broadband and managed services, increasing by 63 per cent to GBP240 million. Revenue from new wave services now accounts for more than 23 per cent of external revenue compared to 15 per cent last year.

Internal revenue has declined by 4 per cent to GBP1,254 million due to the impact of lower volumes of calls and lines and lower regulatory prices being reflected in internal charges. This was partially offset by strong growth from internal broadband revenue.

Gross variable profit of GBP1,751 million is 3 per cent higher than last year reflecting overall volume increases and a favourable change in sales mix with broadband growth more than offsetting the decline in traditional products. This has been offset by higher network and SG&A costs, reflecting benefits last year from improved working capital management and increased broadband activity levels this year, which has resulted in EBITDA remaining flat.

Lower depreciation, partially offset by higher leaver payments, has resulted in an operating profit increase of 2 per cent.

Capital expenditure in the quarter was 19 per cent lower than last year. Capital expenditure continues to be focused on supporting the growth in broadband and the transformation of the network. Investment in legacy network technologies is lower than last year.

BT Global Services

                     Second quarter ended September 30         Half year
                                                               ended
                                                               September 30
                      --------------------------------------    ----------------
                      2005    2004*      Better (worse)          2005     2004*
                      GBPm    GBPm        GBPm         %         GBPm     GBPm
Revenue              2,108   1,823         285        16        4,180    3,583
EBITDA                 215     228         (13)       (6)         448      421
Operating profit        57      90         (33)      (37)         138      152
EBITDA before leaver
costs                  237     233           4         2          472      459
Operating profit
before                  79      95         (16)      (17)         162      190
leaver costs
Capital expenditure    171     161         (10)       (6)         313      305

*Restated to reflect changes in intra-group trading arrangements.

BT Global Services revenue for the quarter rose by 16 per cent to GBP2,108 million. Underlying growth, excluding Albacom and Infonet, was 5 per cent. Corporate revenues grew by 15 per cent supported by Multi Protocol Label Switching (MPLS) with a year on year increase of 35 per cent. Carrier revenue in underlying terms was flat but was boosted by additional revenues from Albacom. Order intake remained strong with networked IT services contract orders of GBP0.8 billion taken in the quarter resulting in orders of GBP8.2 billion over the last twelve months.

Progress towards BT Global Services' goal of becoming the international business partner and supplier of choice was evidenced by the award of Best Global Carrier at the recent World Communications Awards, while the first of a new generation of products developed by BT Infonet, MobileXpress, came on line.

EBITDA before leaver costs improved by 2 per cent year on year. Growth in new wave profitability, including the effect of acquisitions, more than offset a decline of approximately GBP20 million in UK traditional products, including migration to IPVPNs sold to UK corporates and reductions in dial IP due to broadband substitution. Higher depreciation costs in the acquisitions and higher leaver costs of GBP17 million, following the acceleration of the early leaver programme, led to a fall in operating profit of GBP33 million.

Capital expenditure in the quarter at GBP171 million increased by GBP10 million due to the increased spend from Albacom and Infonet.


GROUP INCOME STATEMENT
for the three months ended September 30, 2005

                                                            Specific
                                      Before specific          items
                                                items       (note 4)     Total
(unaudited)                Notes                 GBPm           GBPm      GBPm
------------------------- ------           ----------    ----------- ---------
Revenue                       2                 4,822              -     4,822
Other operating income                             53              -        53
Operating costs               3                (4,219)           (70)   (4,289)
                                               ------          -----    ------
Operating profit (loss)       2                   656            (70)      586

Finance costs                                    (676)             -      (676)
Finance income                                    576              -       576
                                               ------          -----    ------
Net finance costs             5                  (100)             -      (100)

Share of post tax profits
of associates and joint
ventures                                            3              -         3
                                               ------          -----    ------
Profit (loss) before
taxation                                          559            (70)      489

Taxation                                         (139)            21      (118)
                                               ------          -----    ------
Profit (loss) for the
period                                            420            (49)      371
                                               ======          =====    ======
Attributable to:
Equity shareholders                               420            (49)      371
Minority interests                                  -              -         -
                                               ======          =====    ======
Earnings per share            7
- basic                                           5.0p                     4.4p
                                               ======          =====    ======
- diluted                                         4.9p                     4.3p
                                               ======          =====    ======





GROUP INCOME STATEMENT

for the three months ended September 30, 2004

                                                            Specific
                                      Before specific          items
                                                items        (note 4)    Total
(unaudited)                Notes                 GBPm           GBPm      GBPm
------------------------- ------           ----------    ----------- ---------

Revenue                       2                 4,602              -     4,602
Other operating income                             58              -        58
Operating costs               3                (3,954)            (3)   (3,957)
Profit on sale of non
current asset investments                           -             25        25
                                               ------          -----    ------
Operating profit              2                   706             22       728

Finance costs                                    (700)             -      (700)
Finance income                                    546              -       546
                                               ------          -----    ------
Net finance costs             5                  (154)             -      (154)

Share of post tax losses
of associates and joint
ventures                                           (3)             -        (3)
                                               ------          -----    ------
Profit before taxation                            549             22       571

Taxation                                         (143)             1      (142)
                                               ------          -----    ------
Profit for the period                             406             23       429
                                               ======          =====    ======
Attributable to:
Equity shareholders                               407             23       430
Minority interests                                 (1)             -        (1)
                                               ======          =====    ======
Earnings per share            7
- basic                                           4.8p                     5.0p
                                               ======          =====    ======
- diluted                                         4.7p                     5.0p
                                               ======          =====    ======


GROUP INCOME STATEMENT

for the six months ended September 30, 2005

                                                          Specific
                                    Before specific          items
                                              items        (note 4)    Total
(unaudited)               Notes                GBPm           GBPm      GBPm
------------------------ ------         -----------    ----------- ---------
Revenue                      2                9,605              -     9,605
Other operating income                           95              -        95
Operating costs              3               (8,396)           (82)   (8,478)
                                             ------          -----    ------
Operating profit (loss)      2                1,304            (82)    1,222

Finance costs                                (1,392)             -    (1,392)
Finance income                                1,150              -     1,150
                                             ------          -----    ------
Net finance costs            5                 (242)             -      (242)

Share of post tax
profits
of associates and joint
ventures                                          8              -         8
                                             ------          -----    ------
Profit (loss) before
taxation                                      1,070            (82)      988

Taxation                                       (268)            25      (243)
                                             ------          -----    ------
Profit (loss) for the
period                                          802            (57)      745
                                             ======          =====    ======
Attributable to:
Equity shareholders                             802            (57)      745
Minority interests                                -              -         -
                                             ======          =====    ======
Earnings per share           7
- basic                                         9.5p                     8.8p
                                             ======          =====    ======
- diluted                                       9.3p                     8.7p
                                             ======          =====    ======


GROUP INCOME STATEMENT
for the six months ended September 30, 2004

                                                             Specific
                                      Before specific           items
                                                items         (note 4)    Total
(unaudited)               Notes                  GBPm            GBPm      GBPm
------------------------ ------            ----------     ----------- ---------

Revenue                      2                  9,169               -     9,169
Other operating income                             99               -        99
Operating costs              3                 (7,975)            (20)   (7,995)
Profit on sale of non
current asset
investments                                         -              28        28
                                               ------           -----    ------
Operating profit             2                  1,293               8     1,301

Finance costs                                  (1,392)              -    (1,392)
Finance income                                  1,083               -     1,083
                                               ------           -----    ------
Net finance costs            5                   (309)              -      (309)

Share of post tax losses
of associates and joint
ventures                                          (10)              -       (10)
                                               ------           -----    ------
Profit before taxation                            974               8       982

Taxation                                         (256)              5      (251)
                                               ------           -----    ------
Profit for the period                             718              13       731
                                               ======           =====    ======
Attributable to:
Equity shareholders                               719              13       732
Minority interests                                 (1)              -        (1)
                                               ======           =====    ======
Earnings per share           7
- basic                                           8.4p                      8.6p
                                               ======           =====    ======
- diluted                                         8.4p                      8.5p
                                               ======           =====    ======


GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the six months ended September 30, 2005

                                                               Half year
                                                         ended September 30
                                                         2005          2004
(unaudited)                                              GBPm          GBPm
------------------------------------                 --------     ---------
Profit for the period                                     745           731
                                                        =====         =====
Actuarial gains (losses) on defined benefit pension
schemes                                                 1,090          (198)
Net gains on revaluation of available-for-sale              1             -
investments
Net losses on cash flow hedges                             (7)            -
Exchange differences on translation of foreign             (4)           16
operations
Tax on items taken directly to equity                    (325)           59
                                                        -----         -----
Net gains (losses) recognised directly in equity          755          (123)

Total recognised income for the period                  1,500           608
                                                        =====         =====
Effect of adoption of IAS 32 and IAS 39                  (337)            -
                                                        -----         -----
Total recognised income                                 1,163           608
                                                        =====         =====
Attributable to:
Equity shareholders                                     1,163           608
Minority interests                                          -             -
                                                        =====         =====

GROUP CASH FLOW STATEMENT
for the three months and six months ended September 30, 2005

                                     Second quarter            Half year
                                  ended September 30        ended September 30
                                  2005         2004          2005         2004
(unaudited)                       GBPm         GBPm          GBPm         GBPm
--------------------------     -------     --------     ---------      -------
Cash flow from operating
activities
Cash generated from operations
(note 8 (a))                     1,374        1,415         2,346        2,623
Income taxes paid                 (111)          (1)         (242)         (42)
                                 -----        -----         -----        -----
Net cash inflow from operating
activities                       1,263        1,414         2,104        2,581

Cash flow from investing
activities
Net sale (acquisition) of
subsidiaries, associates and
joint ventures                       -           13           (88)          11
Net purchase of property,
plant, equipment and software     (671)        (726)       (1,357)      (1,455)
Interest received                   59           48            96          103
Net sale of short term
investments and non
current asset investments          732          292           582          278
                                 -----        -----         -----        -----
Net cash received (used) in
investing activities               120         (373)         (767)      (1,063)

Cash flows from financing
activities
Repurchase of ordinary share
capital                            (88)         (68)         (109)         (99)
Net repayments of borrowings       (10)        (104)          (24)        (276)
Interest paid                     (147)        (145)         (465)        (504)
Equity dividends paid             (540)        (454)         (540)        (454)
                                 -----        -----         -----        -----
Net cash used in financing
activities                        (785)        (771)       (1,138)      (1,333)

Effects of exchange rate
changes                             (6)          28            23            2
                                 -----        -----         -----        -----
Net increase in cash and cash
equivalents                        592          298           222          187
                                 =====        =====         =====        =====
Cash and cash equivalents at
beginning of period                940          894         1,310        1,005

Cash and cash equivalents, net
of bank overdrafts, at end of
period (note 8 (c))              1,532        1,192         1,532        1,192
                                 =====        =====         =====        =====

Free cash flow (note 8 (b))        503          594           377          751
                                 =====        =====         =====        =====
Increase (decrease) in net debt
from cash flows (note 9 (b))       125          (85)          360         (209)
                                 -----        -----         -----        -----


GROUP BALANCE SHEET
at September 30, 2005

                                  September 30     September 30      March 31
                                          2005             2004          2005
(unaudited)                               GBPm             GBPm          GBPm
-------------------------          -----------      -----------     ---------
Non current assets
Goodwill and other
intangible assets                        1,385              726         1,259
Property, plant and
equipment                               15,386           15,126        15,386
Other non current assets                   101              542           133
Deferred tax assets                      1,105            1,604         1,434
                                        ------           ------        ------
                                        17,977           17,998        18,212
                                        ------           ------        ------
Current assets
Inventories                                126              118           106
Trade and other receivables              4,060            4,261         4,269
Other financial assets                   3,217            3,972         3,634
Cash and cash equivalents                1,727            1,193         1,312
                                        ------           ------        ------
                                         9,130            9,544         9,321
                                        ------           ------        ------

Total assets                            27,107           27,542        27,533

Current liabilities
Loans and other borrowings               4,667              972         4,261
Trade and other payables                 5,552            6,379         6,772
Other current liabilities                1,377              747         1,080
                                        ------           ------        ------
                                        11,596            8,098        12,113
                                        ------           ------        ------

Total assets less current
liabilities                             15,511           19,444        15,420
                                        ======           ======        ======
Non current liabilities
Loans and other borrowings               8,171           11,934         7,744
Deferred tax liabilities                 1,581            1,749         1,715
Retirement benefit
obligations                              3,682            5,345         4,781
Other non current
liabilities                              1,449            1,349         1,085
                                        ------           ------        ------
                                        14,883           20,377        15,325
                                        ------           ------        ------
Capital and reserves
Called up share capital                    432              432           432
Reserves                                   147           (1,413)         (387)
                                        ------           ------        ------
Total equity shareholders'
funds (deficit)                            579             (981)           45
Minority interests                          49               48            50
                                        ------           ------        ------
Total equity                               628             (933)           95
                                        ------           ------        ------

                                        15,511           19,444        15,420
                                        ======           ======        ======


NOTES (unaudited)


1 Accounting policies and basis of preparation

These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc ("the group") for the quarter and six months ended September 30, 2005 and 2004, respectively. These interim financial results do not comprise statutory accounts within the meaning of
Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2005 were approved by the Board of Directors on May 18, 2005 and published on June 1, 2005. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From April 1, 2005 the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU). On July 28, 2005, the group issued its first quarter results which also contained information on the impact of IFRS on comparative periods in advance of the publication of the group's annual results under IFRS. Details of the group's principal accounting policies under IFRS were also included. The financial information set out in this interim statement has been prepared in accordance with those accounting policies and the directors intend to apply those policies in the preparation of the consolidated financial statements for the year ended March 31, 2006.

Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time, by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on April 1, 2005. Furthermore, due to a number of new and revised Standards included within the body of the Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group's first IFRS financial statements for the year ended March 31, 2006 may be subject to change.

These interim financial results have been prepared under the historical cost convention, except in respect of certain financial assets and liabilities. As permitted, the group has chosen not to adopt IAS 34 "Interim Financial Statements", and therefore these interim financial results are not in full compliance with IFRS.

2 Results of businesses

(a) Operating results
                      External   Internal     Group   Group operating
                       revenue    revenue   revenue      profit (loss)  EBITDA
                                                                  (ii)     (ii)
                          GBPm       GBPm      GBPm              GBPm     GBPm
Second quarter
ended
September 30, 2005
BT Retail                2,054         82     2,136               167      206
BT Wholesale             1,024      1,254     2,278               500      962
BT Global Services       1,740        368     2,108                57      215
Other                        4          -         4               (68)     (35)
Intra-group items(i)         -     (1,704)   (1,704)                -        -
                        ------     ------    ------            ------   ------
Total                    4,822          -     4,822               656    1,348
                        ======     ======    ======            ======   ======
Second quarter
ended
September 30, 2004
(restated - see
below)
BT Retail                2,153         68     2,221               153      191
BT Wholesale               952      1,311     2,263               488      965
BT Global Services       1,491        332     1,823                90      228
Other                        6          -         6               (25)      26
Intra-group items(i)         -     (1,711)   (1,711)                -        -
                        ------     ------    ------            ------   ------
Total                    4,602          -     4,602               706    1,410
                        ======     ======    ======            ======   ======

Half year ended
September 30, 2005
BT Retail                4,094        161     4,255               306      379
BT Wholesale             2,045      2,537     4,582             1,036    1,955
BT Global Services       3,456        724     4,180               138      448
Other                       10          -        10              (176)     (77)
Intra-group items(i)         -     (3,422)   (3,422)                -        -
                        ------     ------    ------            ------   ------
Total                    9,605          -     9,605             1,304    2,705
                        ======     ======    ======            ======   ======

Half year ended
September 30, 2004
(restated - see
below)
BT Retail                4,299        121     4,420               298      374
BT Wholesale             1,893      2,643     4,536               940    1,896
BT Global Services       2,964        619     3,583               152      421
Other                       13          -        13               (97)       6
Intra-group items(i)         -     (3,383)   (3,383)                -        -
                        ------     ------    ------            ------   ------
Total                    9,169          -     9,169             1,293    2,697
                        ======     ======    ======            ======   ======

(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
(ii) Before specific items.

We have reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.

2 Results of businesses continued

(b) Revenue analysis

                       Second quarter ended                 Half year ended
                           September 30                       September 30
                ---------------------------------      ------------------------
                 2005    2004   Better (worse)             2005           2004
                 GBPm    GBPm     GBPm       %             GBPm           GBPm
Traditional     3,383   3,569     (186)     (5)           6,781          7,200
New wave        1,439   1,033      406      39            2,824          1,969
                -----   -----                             -----          -----
                4,822   4,602      220       5            9,605          9,169
                =====   =====                             =====          =====
Consumer        1,345   1,421      (76)     (5)           2,679          2,846
Business          588     629      (41)     (7)           1,179          1,252
Major Corporate 1,666   1,444      222      15            3,296          2,868
Wholesale/      1,219   1,102      117      11            2,441          2,190
Carrier
Other               4       6       (2)    (33)              10             13
                -----   -----                             -----          -----
                4,822   4,602      220       5            9,605          9,169
                =====   =====                             =====          =====

(c) New wave revenue analysis

                       Second quarter ended                 Half year ended
                           September 30                       September 30
                ---------------------------------      ------------------------
                  2005    2004   Better (worse)            2005           2004
                  GBPm    GBPm     GBPm      %             GBPm           GBPm
Networked IT       918     699      219     31            1,822          1,333
services
Broadband          350     199      151     76              664            385
Mobility            65      49       16     33              126             92
Other              106      86       20     23              212            159
                 -----   -----                            -----          -----
                 1,439   1,033      406     39            2,824          1,969
                 =====   =====                            =====          =====

(d) Capital expenditure(1) on property, plant, equipment, software and motor vehicles:

                       Second quarter ended                 Half year ended
                           September 30                       September 30
                ---------------------------------      ------------------------
                  2005   2004   Better (worse)         2005               2004
                  GBPm   GBPm     GBPm      %          GBPm               GBPm
BT Retail           33     41        8     20            68                 72
BT Wholesale
Access             228    274       46     17           485                543
Switch               8     25       17     68            18                 55
Transmission        52     50       (2)    (4)           98                 95
Products/systems
support            156    199       43     22           330                332
                 -----  -----                         -----              -----
                   444    548      104     19           931              1,025

BT Global          171    161      (10)    (6)          313                305
Services
Other (including
fleet vehicles
and                 46     53        7     13            98                 95
property)
                 -----  -----                         -----              -----
Total              694    803      109     14         1,410              1,497
                 =====  =====                         =====              =====

(1)Capital expenditure, which is recognised on an accruals basis, includes computer software which is classified within intangible assets.

3   Operating costs

                                      Second quarter ended     Half year ended
                                         September 30           September 30
                                      2005           2004        2005     2004
                                      GBPm           GBPm        GBPm     GBPm
Net staff costs before leaver
costs                                1,002            859       1,967    1,757
Leaver costs                            37              8          43      110
                                     -----          -----      ------   ------
Net staff costs                      1,039            867       2,010    1,867
Depreciation and amortisation          692            704       1,401    1,404
Payments to telecommunication
operators                              939            964       1,910    1,952
Other operating costs                1,549          1,419       3,075    2,752
                                     -----          -----      ------   ------
Total before specific items          4,219          3,954       8,396    7,975
Specific items (note 4)                 70              3          82       20
                                     -----          -----      ------   ------
Total                                4,289          3,957       8,478    7,995

                                     =====          =====      ======   ======
4   Specific items

BT will continue to separately identify and disclose any material one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. "Specific items" may not be comparable to similarly titled measures used by other companies. In the comparative period the specific items were previously referred to as exceptional items under UK GAAP.

                                       Second quarter ended     Half year ended
                                          September 30            September 30
                                    2005              2004       2005     2004
                                    GBPm              GBPm       GBPm     GBPm
Operating costs (income)

Creation of Openreach(1)              70                 -         70        -
Property rationalisation costs         -                 3         12       20
Profit on sale of non current
asset investments                      -               (25)         -      (28)
                                   -----             -----     ------   ------
Total specific items                  70               (22)        82       (8)
                                   =====             =====     ======   ======

(1) A provision of GBP70 million has been recognised in the second quarter, relating to the incremental and directly attributable costs to create Openreach arising from the legal undertakings agreed with Ofcom.

5   Net finance costs

                                      Second quarter ended    Half year ended
                                          September 30          September 30
                                        2005         2004        2005     2004
                                        GBPm         GBPm        GBPm     GBPm
Finance costs(1) before pension
interest                                 222          270         484      532
Interest on pension scheme
liabilities                              454          430         908      860
                                       -----        -----      ------   ------
Finance costs                            676          700       1,392    1,392
                                       -----        -----      ------   ------
Finance income before pension
income                                   (58)         (67)       (115)    (124)
Expected return on pension scheme
assets                                  (518)        (479)     (1,035)    (959)
                                       -----        -----      ------   ------
Finance income                          (576)        (546)     (1,150)  (1,083)
                                       -----        -----      ------   ------
Net finance costs                        100          154         242      309
                                       =====        =====      ======   ======

(1) Finance costs in the second quarter and half year ended September 30, 2005 include a GBP19 million and GBP7 million net credit, respectively, arising from the re-measurement of financial instruments which are not in hedging relationships on a fair value basis. A component of these net credits is the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond amounting to GBP31 million for the second quarter and GBP27 million for the half year.

6   Dividends

                                         Half year                 Half year
                                   ended September 30        ended September 30
                                 2005             2004         2005       2004
                                     Pence per share           GBPm       GBPm
Amounts recognised as
distributions to equity holders
in the period                     6.5              5.3          551        454
                                 ----             ----         ----       ----

The directors have declared an interim dividend of 4.3 pence per share (3.9 pence last year), payable on February 13, 2006 to the shareholders on the register at the close of business on December 30, 2005. This interim dividend, amounting to GBP362 million, has not been included as a liability as at September 30, 2005 (GBP332 million as at September 30, 2004). The final dividend for the year ended March 31, 2005 of 6.5 pence per share was approved on July 13, 2005.

7    Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                                 Second quarter              Half year
                               ended September 30          ended September 30
                                 2005        2004            2005        2004
                               millions of shares          millions of shares
Basic                           8,456       8,535           8,463       8,546
Diluted                         8,589       8,596           8,579       8,597

8 (a) Reconciliation of profit to cash generated from operations

                                      Second quarter               Half year
                                   ended September 30        ended September 30
                                     2005         2004         2005      2004
                                     GBPm         GBPm         GBPm      GBPm
Profit before tax                     489          571          988       982
Depreciation and amortisation         692          704        1,401     1,404
Associates and joint ventures          (3)           3           (8)       10
Employee share scheme costs            25            8           37        12
Net finance costs                     100          154          242       309
Profit on disposal of property
assets and non                          -          (40)           -       (43)
current asset investments
Changes in working capital             (8)         (14)        (461)     (151)
Provisions movements, pensions
and other                              79           29          147       100
                                    -----        -----        -----     -----
Cash generated from operations      1,374        1,415        2,346     2,623
                                    =====        =====        =====     =====

(b) Free cash flow
                                          Second quarter            Half year
                                      ended September 30      ended September 30
                                        2005      2004         2005       2004
                                        GBPm      GBPm         GBPm       GBPm
Cash generated from operations         1,374     1,415        2,346      2,623
Income taxes paid                       (111)       (1)        (242)       (42)
                                       -----     -----        -----     -----
Net cash inflow from operating
activities                             1,263     1,414        2,104      2,581
Included in cash flows from
investing activities
Net purchase of property, plant,
equipment and software                  (671)     (726)      (1,357)    (1,455)
Net (purchase) sale of non
current asset investments                 (1)        2           (1)        25
Dividends received from
associates                                 -         1            -          1
Interest received                         59        48           96        103
Included in cash flows from
financing activities
Interest paid                           (147)     (145)        (465)      (504)
                                       -----     -----        -----     -----
Free cash flow                           503       594          377        751
                                       =====     =====        =====     =====


8 (b) Free cash flow continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c) Cash and cash equivalents

                                          At September 30          At March 31
                                          2005       2004                 2005
                                          GBPm       GBPm                 GBPm
Cash at bank and in hand                   475        117                  206
Short term deposits                      1,252      1,076                1,106
                                         -----      -----                -----
Cash and cash equivalents                1,727      1,193                1,312
Bank overdrafts                           (195)        (1)                  (2)
                                         -----      -----                -----
                                         1,532      1,192                1,310

                                         =====      =====                =====
9   Net debt

Net debt at September 30, 2005 was GBP8,133 million (September 30, 2004 - GBP8,373 million, March 31, 2005 - GBP7,893 million).

Net debt consists of borrowings less financial assets and cash and cash equivalents. Borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. Financial assets and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt reflects the future cash flows due to arise on maturity of financial instruments and removes the balance sheet volatility arising from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method that is required by IAS 39. It is not a measure recognised under IFRS but is used by management to measure and monitor performance.

9   Net debt continued

(a) Analysis

                                                 At September 30   At March 31
                                                   2005     2004          2005
                                                   GBPm     GBPm          GBPm
Loans and other borrowings                       12,838   12,906        12,005
Cash and cash equivalents                        (1,727)  (1,193)       (1,312)
Other current financial assets(1)                (2,996)  (3,972)       (3,491)
                                                 ------   ------       -------
                                                  8,115    7,741         7,202
Adjustments:
To retranslate currency denominated balances at
swapped rates where hedged                          399      632           691
To recognise investments and borrowings at net
proceeds and unamortised discount                  (383)       -             -
Other                                                 2        -             -
                                                 ------   ------       -------
Net debt                                          8,133    8,373         7,893
                                                 ======   ======       =======

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at September 30, 2005 was GBP12,586 million (September 30, 2004 - GBP13,536 million, March 31, 2005 - GBP12,696 million).

(1) Excluding derivative financial instruments of GBP221 million, GBPnil and GBP143 million at September 30, 2005 and 2004 and March 31, 2005, respectively.

(b) Reconciliation of net cash flow to movement in net debt

                                 Second quarter ended            Half year
                                        September 30       ended September 30
                                  2005            2004         2005       2004
                                  GBPm            GBPm         GBPm       GBPm
Net debt at beginning of period  8,121           8,422        7,893      8,530
Increase (decrease) in net debt
resulting from cash flows          125             (85)         360       (209)
Net debt assumed or issued on
acquisitions                         -               -            1          -
Currency movements                 (10)             30          (24)        41
Other non-cash movements          (103)              6          (97)        11
                                 -----          ------       ------     ------
Net debt at end of period        8,133           8,373        8,133      8,373
                                 =====          ======       ======     ======

10   Changes in equity

                                                             Half year ended
                                                               September 30
                                                              2005        2004
                                                              GBPm        GBPm

Shareholders' funds (deficit)                                   45      (1,085)
Minority interests                                              50          46
                                                            ------     -------
                                                                95      (1,039)
Effect of adoption of IAS 32 and IAS 39                       (337)          -
                                                            ------     -------
Deficit at beginning of period                                (242)     (1,039)

Total recognised income and expense for the period           1,500         608
Employee share schemes                                          26          27
Issues of shares                                                 4           -
Net movement in treasury shares                               (108)        (80)
Dividends on ordinary shares                                  (551)       (454)
Other                                                           (1)          5
                                                            ------     -------
Net changes in equity for the financial period                 870         106

Equity at end of period
Shareholders' funds (deficit)                                  579        (981)
Minority interests                                              49          48
                                                            ------     -------
                                                               628        (933)
                                                            ======     =======

11   Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                       Second quarter                Half year
                                          ended                       ended
                                        September 30              September 30
                                    2005          2004         2005       2004
                                    GBPm          GBPm         GBPm       GBPm
Operating profit                     586           728        1,222      1,301
Specific items (note 4)               70           (22)          82         (8)
Depreciation and amortisation
(note 3)                             692           704        1,401      1,404
                                   -----         -----       ------      -----
EBITDA before specific items       1,348         1,410        2,705      2,697
                                   =====         =====       ======     ======

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

12   United States Generally Accepted Accounting Principles (US GAAP)

The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.

                             Second quarter ended         Half year
                             September 30                 ended September 30
                               2005              2004         2005       2004
Net income attributable to
shareholders (GBPm)             191               407          583        480

Earnings per ADS (GBP)
- basic                        0.23              0.48         0.69       0.56
- diluted                      0.22              0.47         0.68       0.56

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is a GBP615 million deficit at September 30, 2005 (September 30, 2004 - GBP1,442 million deficit, March 31, 2005 - GBP584 million deficit).

13   Reconciliation of UK GAAP to IFRS for comparative periods

On July 28, 2005 the group issued its first quarter results which also included appendices presenting and explaining the consolidated results of the group restated from UK GAAP onto an IFRS basis for the year ended March 31, 2005, the three months ended June 30, 2004 and the balance sheet as at April 1, 2004 and June 30, 2004. The group has adopted IAS 39 and IAS 32 prospectively from April 1, 2005 and a reconciliation of the group's IFRS balance sheet from March 31, 2005 to April 1, 2005 was also included in the IFRS information presented with the first quarter results. The first quarter results are available on the group's website at www.btplc.com/Sharesandperformance

In this interim statement the group is also presenting a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter and six months ended September 30, 2004), together with the equity at the end of the comparable period (September 30, 2004).

13    Reconciliation of UK GAAP to IFRS for comparative periods continued

(a) Reconciliation of profit between UK GAAP and IFRS

                             Notes    Second quarter ended     Half year ended
                                              September 30        September 30
                                                      2004                2004
                                                      GBPm                GBPm
Profit attributable to
shareholders under UK GAAP                             427                 732

Effect of transition to IFRS
(net of tax)
Pensions                     i                          20                  42
Goodwill                     ii                          4                   8
Share based payments         iii                        (6)                 (9)
Leases                       iv                        (18)                (37)
Other                                                    2                  (5)

Profit attributable                                    ---                 ---
to shareholders under IFRS                             429                 731
                                                       ===                 ===

(b) Reconciliation of equity between UK GAAP and IFRS

                                                 Notes         At September 30
                                                                          2004
                                                                          GBPm
Total equity under UK GAAP                                               3,462

Effect of transition to IFRS (net of tax)
Pensions                                         i                      (4,486)
Goodwill                                         ii                          8
Share based payments                             iii                         3
Leases                                           iv                       (252)
Dividends                                        v                         332
                                                                           ---
Total equity under IFRS                                                   (933)

                                                                           ===
Notes

i Pensions

Cumulative actuarial gains and losses in respect of the group's defined benefit pension schemes have been recognised in full on transition to IFRS (April 1, 2004). Actuarial gains and losses arising from the transition date are being recognised immediately in reserves, in accordance with the amended version of IAS 19 "Employee benefits". An actuarial loss of GBP139 million (net of tax) arose in the six months ended September 30, 2004. The income statement charge is split between an operating charge and a net finance charge. The charge to operating costs in respect of pensions has increased by GBP20 million for the second quarter ended September 30, 2004 (GBP39 million for the six months ended September 30, 2004) and net finance income has increased by GBP49 million for the second quarter ended September 30, 2004 (GBP99 million for the six months ended September 30, 2004), giving rise to an overall increase in earnings of GBP29 million for the quarter ended September 30, 2004 (GBP60 million for the six months ended September 30, 2004). The associated deferred tax benefit recognised in the income statement for the quarter ended September 30, 2004 was GBP9 million (GBP18 million for the six months ended September 30, 2004).

A pension liability was recognised at September 30, 2004 of GBP5,345 million and associated deferred tax asset of GBP1,604 million. This was offset by the reversal of provisions and other creditors of GBP37 million. The pension prepayment of GBP1,113 million on the UK GAAP balance sheet has also been reversed including the associated deferred tax liability of GBP331 million. The net effect has been a reduction in shareholders' funds of GBP4,486 million.

ii Goodwill

The group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 "Business Combinations" requires that goodwill arising from business combinations should not be amortised. Accordingly, the UK GAAP goodwill amortisation charge of GBP4 million for the quarter ended September 30, 2004 (GBP8 million for the six months ended 30 September 2004) has been reversed. There is no tax impact.

iii Share based payments

Under IFRS 2 "Share based payment", an expense must be recognised in the income statement for all share based payments. This expense is based on the fair value at the date of the award, using an option pricing model, and is charged to the income statement over the related performance period. This has resulted in an increased operating charge for the quarter ended September 30, 2004 of GBP8 million (GBP12 million for the six months ended September 30, 2004). The credit entry for the share based payments is recognised directly in reserves as the awards are equity settled, therefore there is no overall impact on shareholders' equity.

iv Leases

Under IAS 17 "Leases" the buildings element of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under BT's sale and leaseback transactions are recognised on a straight line basis. For those properties reclassified as finance leases, profit before tax for the quarter ended September 30, 2004 has been reduced by GBP1 million (GBP2 million for the six months ended September 30, 2004) as a result of the recognition of depreciation and finance lease interest charges and the removal of the UK GAAP operating lease charges. Recognising the operating lease charges on a straight line basis has further reduced profit before tax for the quarter ended September 30, 2004 by GBP26 million (GBP52 million for the six months ended September 30, 2004). The associated deferred tax benefit recognised in the income statement for the quarter ended September 30, 2004 was GBP9 million (GBP17 million for the six months ended September 30, 2004).

v Dividends

Under UK GAAP the dividend charge was recognised in the profit and loss account in the period to which it related. Under IAS 10 "Events after the balance sheet date", dividends are not recognised in the income statement but directly within reserves, when they have been declared. In addition, the final dividend is recognised only when it has been declared and approved by the company in general meeting. The final dividend for the year ended March 31, 2004 of GBP454 million was approved by the company on July 14, 2004 and has therefore been recognised in reserves, however the interim dividend of GBP332 million has been reversed since it was declared after September 30, 2004.

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in new wave revenue, mainly from broadband, networked IT services and mobility growth; implementation of BT's 21st Century Network; expectations regarding revenue growth, cost transformation and savings; and delivering value through transformation of the business.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The IFRS position as stated is BT's current view, based on the Standards currently in issue, and changes may arise as new accounting pronouncements are developed and issued. Due to a number of new and revised Standards, included within the body of Standards that comprise IFRS, there is not yet a significant body of established best practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this stage, therefore, the full financial effect of reporting under IFRS, as it will be applied and reported in the group's first full IFRS financial statements, cannot be determined with certainty and may be subject to change.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 10 November, 2005